                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 3)*



                            Aureal Semiconductor Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   0519 17102
                                 (CUSIP Number)

                              Kenneth Maiman, Esq.
                            Appaloosa Management L.P.
                            26 Main Street, 1st Floor
                            Chatham, New Jersey 07928
                                  973-701-7000
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 16, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(f) or 13d-1(g), check the following box    [ ].

NOTE: Schedules filed in paper format shall include a singed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  (Page 1 of 6)

----------------------------------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  0519 17102                                                PAGE 2 OF 6


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Appaloosa Management L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [x]

3     SEC USE ONLY


4     SOURCE OF FUNDS*

      N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR  2(e)                                                 [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

      NUMBER OF              7         SOLE VOTING POWER
       SHARES
    BENEFICIALLY                       5,630,074
      OWNED BY
        EACH                 8         SHARED VOTING POWER
      REPORTING
       PERSON                          -0-
        WITH
                             9         SOLE DISPOSITIVE POWER

                                       5,630,074

                             10        SHARED DISPOSITIVE POWER

                                       -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,630,074

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.4%

14    TYPE OF REPORTING PERSON

      PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 3.

CUSIP NO.  0519 17102                                                PAGE 3 OF 6


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David A. Tepper

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [x]

3     SEC USE ONLY


4     SOURCE OF FUNDS*

      N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR  2(e)                                                 [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

      NUMBER OF              7         SOLE VOTING POWER
       SHARES
    BENEFICIALLY                       5,630,074
      OWNED BY
        EACH                 8         SHARED VOTING POWER
      REPORTING
       PERSON                          -0-
        WITH
                             9         SOLE DISPOSITIVE POWER

                                       5,630,074

                             10        SHARED DISPOSITIVE POWER

                                       -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,630,074

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.4%

14    TYPE OF REPORTING PERSON

      IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 3.

            AMENDMENT NO. 3 TO ORIGINAL REPORT FILED ON SCHEDULE 13D

    This Amendment No. 3 to the statement on Schedule 13D filed on August 1, 1995 and any previously filed amendments thereto (the "Schedule 13D") on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, collectively, the "Reporting Persons") relates to the shares of Common Stock, par value $0.001 per share (the "Shares"), of Aureal Semiconductor Inc., a Delaware corporation (the "Company").

    The purpose of this report is to report that since the Reporting Persons' previous Schedule 13D filing, they have sold Shares and as a result of such sales and an increase in the number of the Company's outstanding Shares, the percentage of the Shares beneficially owned by the Reporting Persons as reported in their prior Schedule 13D filing has decreased from 14.8% to 13.4%.

Item 2 is hereby amended and restated as follows:

Item 2. Identity and Background

    This Amendment No. 3 to the statement on Schedule 13D is being filed by the Reporting Persons. A copy of the Joint Filing Agreement between the Reporting Persons is filed as Exhibit A to the Reporting Persons' previous Schedule 13D filing.

    The general partner of the Manager is Appaloosa Partners Inc., a Delaware corporation, of which Mr. Tepper is the sole stockholder and President. The present principal occupation or employment of Mr. Tepper is as President of Appaloosa Partners Inc. The business address of Mr. Tepper is 26 Main Street, 1st Floor, Chatham, New Jersey 07928. Mr. Tepper is a citizen of the United States.

    The Manager is the general partner of Appaloosa Investment Limited Partnership I, a Delaware limited partnership (the "Partnership"), and the investment advisor to Palomino Fund Ltd. ("Palomino"). Prior to January 3, 1998, the Manager also acted as the investment advisor to Pinto Investment Limited Liability Company ("Pinto"), Chestnut Investors III, Inc. ("Chestnut") and Reliance Standard Life Insurance Company ("Reliance"). The address of the principal business and principal office of the Manager is 26 Main Street, 1st Floor, Chatham, New Jersey 07928. The address of the principal business and principal office of Palomino is c/o Trident Trust Company (Cayman) Ltd., 1 Capital Place, P.O. Box 847, Grand Cayman, Cayman Islands, B.V.I.

    Since the Reporting Persons' last Schedule 13D filing, the shareholders of Pinto, Reliance and Chestnut have contributed their respective Shares to the Partnership and/or Palomino and participate as investors in the Partnership and/or Palomino.

    During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5 is hereby amended and restated as follows:

Item 5. Interest in Securities of the Issuer

    (a) This Amendment No. 3 to the Schedule 13D relates to 5,630,074 Shares beneficially owned by the Reporting Persons, which constitute approximately 13.4% of the issued and outstanding Shares. Since the filing of Amendment No. 2 to the Schedule 13D on June 14, 1996 and as of the date hereof, through sales of Shares, the Reporting Persons have reduced the number of Shares they beneficially own by 122,023 Shares.

    (b) The Manager has sole voting and dispositive power with respect to 5,630,074 Shares. Mr. Tepper has sole voting and dispositive power with respect to 5,630,074 Shares.

    (c) The following tables detail the transactions by Reporting Persons that have occurred in the last sixty (60) days. All of the transactions reported below were sales that took place in the open market.

SALES BY APPALOOSA INVESTMENT LIMITED PARTNERSHIP I

------------------------------------------------------------------------
Trade Date                     Shares Sold               Price Per Share
------------------------------------------------------------------------
4/2/98                         2,500                     $2.3875
------------------------------------------------------------------------

4/3/98                         2,500                     $2.4500
------------------------------------------------------------------------

4/7/98                         5,000                     $2.4600
------------------------------------------------------------------------

4/8/98                         2,500                     $2.4600
------------------------------------------------------------------------

4/9/98                         2,500                     $2.9600
------------------------------------------------------------------------

4/20/98                        2,500                     $2.7725
------------------------------------------------------------------------

4/29/98                        2,500                     $2.3975
------------------------------------------------------------------------


SALES BY PALOMINO FUND LTD.

----------------------------------------------------------------------
Trade Date                   Shares Sold               Price Per Share
----------------------------------------------------------------------
4/2/98                       2,500                     $2.3875
----------------------------------------------------------------------

4/3/98                       2,500                     $2.4500
----------------------------------------------------------------------

4/7/98                       5,000                     $2.4600
----------------------------------------------------------------------

4/8/98                       2,500                     $2.4600
----------------------------------------------------------------------

4/9/98                       2,500                     $2.9600
----------------------------------------------------------------------

4/20/98                      2,500                     $2.7725
----------------------------------------------------------------------

4/29/98                      2,500                     $2.3975
----------------------------------------------------------------------

(d) Not applicable.

(e) Not applicable.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              May 4, 1998
                           ----------------
                                 Date


                                          APPALOOSA MANAGEMENT L.P.
                                          By:  Appaloosa Partners Inc.
                                          Its: General Partner

                                          By: /s/ David A. Tepper
                                             ----------------------------
                                                  David A. Tepper
                                                  President

                                          DAVID A. TEPPER


                                          /s/ David A. Tepper
                                          -------------------------------